Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

November 26, 2024

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the additional comments you provided with regard to Post-Effective Amendment No. 33 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”). The Trust previously filed a comment response letter on October 23, 2024 in response to comments you provided on the Amendment (the “October 23 Letter”). The Amendment was filed in order to register the following new series of the Trust: AllianzIM 6 Month Buffer10 Allocation ETF and AllianzIM Buffer20 Allocation ETF (each, a “Fund,” and together, the “Funds”).

Below we have provided your comments and the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.
Comment: The staff acknowledges the Trust’s responses to Comments 2 and 3 in the October 23 Letter regarding the Funds’ names. However, the staff continues to believe that including “Buffer10” or “Buffer20” in the Fund’s name, as applicable, is not appropriate as it may confuse investors into thinking that the Fund provides a buffer against the first 10% or 20% of losses, as applicable. Please consider whether a term such as “Laddered” or “Rolling” may be more appropriate to include in each Fund’s name.

Response:     The Trust acknowledges this comment but respectfully believes that the use of “6 Month Buffer10 Allocation” and “Buffer20 Allocation” in the Funds’ names clearly demonstrates that the Fund’s assets/investments are allocated to the Underlying ETFs that pursue 6 Month Buffer10 or Buffer20 strategies, as applicable.  The Trust also notes that there is extensive disclosure throughout the prospectus clarifying that the Funds do not themselves offer a buffered strategy.  Therefore, each Fund’s principal investment strategy disclosure appropriately reflects the terms in the Fund’s name.  Further, the Trust notes that competitor ETFs offering similar ETF-of-buffered ETF strategies utilize “buffer” in their fund names.  The Trust respectfully acknowledges that pursuant to Section 35(d) of the 1940 Act a fund’s name may not be materially deceptive or misleading and confirms that the use of “6 Month Buffer10 Allocation” and “Buffer20 Allocation” in the Funds’ names is appropriate in relation to the Funds’ investment strategies.  Accordingly, the Trust believes no changes to the Funds’ names are needed.

2.
Comment: The second paragraph under Principal Investment Strategies describes the Cap of the Underlying ETFs. If there is a range for the Caps that can be disclosed, please do so. Please otherwise review the disclosure to make the discussion about where investors can find information about the Caps of the Underlying ETFs more prominent.

Response:     The Trust notes that the Cap for an Underlying ETF is set immediately prior to the start of its Outcome Period and is determined by market conditions existing at that time; it is also expected that the Cap will change from one Outcome Period to the next. Given the nature of how the Caps are determined and their variability, the Trust is unable to disclose a range of Caps across the Underlying ETFs in the Funds’ prospectuses.  In response to this comment, the Trust has moved up the last paragraph under the Principal Investment Strategies section to be more prominent.

3.
Comment: The last sentence of the third paragraph under Principal Investment Strategies states: “However, even with a laddered approach, the Cap and/or Buffer of an Underlying ETF may be reached or exhausted at the time the Fund acquires shares of an Underlying ETF, unless the Fund acquires the shares at the beginning of an Outcome Period.”  Please revise this sentence to assume that the Fund will not be acquiring Underlying ETF shares at the beginning of an Outcome Period if that is the case, as stated in the statutory section of the prospectus, or please otherwise review the disclosure for consistency.

Response:     The Trust has further reviewed the disclosure referenced above and throughout the registration statement and has revised the disclosure to more accurately reflect the impact of the Fund’s laddered approach:

However, even with a laddered approach, the Cap and/or Buffer of an Underlying ETF may be reached or exhausted at the time the Fund acquires shares of an Underlying ETF~~, unless the Fund acquires the shares at the beginning of an Outcome Period~~.

Because the Fund employs a laddered approach, ~~the Fund typically will not acquire Underlying ETF shares on the first day of an Outcome Period; therefore,~~ the Fund will experience investment returns different from those that an individual Underlying ETF seeks to provide for its ~~respective~~ Outcome Period.

4.
Comment: The last sentence of the fourth to last paragraph under Principal Investment Strategies states: “By investing in all of the Underlying ETFs, the Fund will have multiple opportunities to participate in gains in the SPY ETF and multiple opportunities to benefit from the Buffer via the Underlying ETFs.” Consider whether this language is misleading, as the Fund will not experience gains in the same amount and to the same extent as the SPY ETF; rather, only the Underlying ETFs are designed to experience such gains (up to a Cap) and the Fund’s returns will be proportionate to its investment in each Underlying ETF.

Response:     The Trust has revised the disclosure accordingly:

By investing in all of the Underlying ETFs, the Fund will have multiple opportunities to benefit from ~~participate in~~ gains in the SPY ETF via the Underlying ETFs, subject to the individual Caps, and multiple opportunities to benefit from the Buffer via the Underlying ETFs.

5.
Comment: Consider incorporating certain language from the Additional Information About the Fund’s Principal Investment Strategies section of the prospectus into the Fund Summary Principal Investment Strategies section to include a more plain English description of the Fund.

Response:     The Trust has revised the disclosure in the Fund Summary Principal Investment Strategies section accordingly:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in a laddered portfolio of six AllianzIM U.S. Large Cap 6 Month Buffer10 ETFs (“Underlying ETFs”). The Fund’s laddered approach is designed to provide, in a single investment, diversified exposure to a set of Underlying ETFs that offer upside growth potential through increases in the value of the SPY ETF (as defined below), while still providing a level of downside risk mitigation for at least a portion of the Fund’s portfolio at any given time.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.

cc: Amanda Farren